FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of October 2007.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Second quarter, year ending March 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 26, 2007	By:	/s/ Toshio Hirota
Toshio Hirota Executive Managing Director

Consolidated Results of Operations (US GAAP)

Second quarter, year ending March 2008

Nomura Holdings, Inc. October 2007

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2007 Nomura Holdings, Inc. All rights reserved.
2.

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

Outline

Presentation

■ Second Quarter Results Key Points (P4)

■ Second Quarter Financial Highlights (P5)

■ First Half Financial Highlights (P6)

■ US RMBS Business (P7)

■ Second Quarter Business Segment Highlights (P8)

■ First Half Business Segment Highlights (P9)

■ Domestic Retail (P10)

■ Global Markets (P11)

■ Global Investment Banking (P12)

■ Global Merchant Banking (P13)

■ Asset Management (P14)

■ Segment “Other” (P15)

■ Non-interest Expenses (Business Segment Total) (P16)

Appendix

■ Net Income and ROE (P18)

■ Consolidated Income (Quarter/Half Year) (P19)

■ Main Revenue Items (Quarter/Half Year) (P20)

■ Adjustment of Consolidated Results and Segment Results: Income before Income Taxes (Quarter/Half Year) (P21)

■ Consolidated Balance Sheet (P22)

■ Effect of Consolidation/Deconsolidation of Certain Private Equity Investee Companies (Non-interest Expenses) (P23)

■ Domestic Retail Related Data (P24)

■ Global Merchant Banking Related Data (P28)

■ Asset Management Related Data (P29)

■ Second Quarter Achievements (P32)

■ League Tables (P33)

■ Market Share Data (P34)

■ Value at Risk (P35)

■ Number of Employees (P36)

Full Year

■ Consolidated Income (Annually)(P38)

■ Main Revenue Items (Annually)(P39)

■ Adjustment of Consolidated Results and Segment Results: Income before Income Taxes (Annually)(P40)

Second Quarter Results Key Points

`

Residential mortgage-related realized and unrealized losses, restructuring charge related to focusing on core businesses in US, and unrealized losses on investments in equity securities held for operating purposes resulted in second quarter ROE (annualized) of -1.9%.

`	Investment trust administration fees and other increased for eleventh straight quarter.
`	Number one in Global Equity and Equity-related (Japan) and Any Japanese Involvement Financial Advisors (M&A Advisory) Jan-Sept league tables.

Second Quarter Financial Highlights

` Net revenue for the second quarter was 220.2 billion yen (-42.2% QoQ, -12.3% YoY). Income before income taxes was -46.5 billion yen. Net income was -10.5 billion yen. ROE* for the second quarter was -1.9%.

*Annualized

Net Revenue Income before Income Taxes Net Income/ROE (Annualized)

(billions of yen)

400 300 200 100 0 251.0 0.1 255.7 -4.8 322.9 27.4 311.3

27.4 0.3 308.7 283.6 -13.1 380.7 30.7 220.2 43.7 352.7 200.0 -2.6 -23.4

200 132.1 142.8 150 1.3 73.1 83.2 100 1.6 0.3 143.9 147.9 50

97.7 81.2 -2.6 4.3

0 -4.8 -13.1 -2.4 -27.3

-19.8 -23.4 -50 -46.5 120 25%

Net Income (lhs)

ROE (annualized, rhs)

100 20% 14.6% 13.7% 80

15% 60 8.3% 6.0% 10% 40

79.1 5% 20 43.5 76.7 33.1 0 0% -10.5 -20 -1.9% -5%

FY2007.3 FY2008.3

2Q 3Q 4Q 1Q 2Q

Appendix

• Consolidated Income (Quarter): P19

• Adjustment of Consolidated Results and Segment Results: Income before Income Taxes (Quarter): P21

FY2007.3 FY2008.3 FY2007.3 FY2008.3

2Q 3Q 4Q 1Q 2Q 2Q 3Q 4Q 1Q 2Q

Unrealized gain (loss) on investments in equity securities held for operating purposes

Effect of consolidation / deconsolidation of certain private Business Segment results equity investee companies Income before income taxes

First Half Financial Highlights

`Net revenue for the first half was 600.9 billion yen (-5.2% on prior half-year, +31.5% YoY). Income before income taxes was 96.4 billion yen (-55.2% on prior half-year, -9.5% YoY). Net income was 66.2 billion yen (-41.0% on prior half-year, +4.0% YoY). ROE* for the first half was 6.0%.

*Annualized

Net Revenue Income before Income Taxes Net Income/ROE (Annualized)

(billions of yen)(billions of yen)(billions of yen)

Net Income (lhs)

700 250 ROE (annualized, rhs)

634.2 215.3 120 112.2 25% 600.9 54.7 2.9

600 74.3 200 100 456.9 20% 500 16.9 106.5 80

150 96.4 66.2 15% 400 63.7 1.9 60 592.2 225.1

300 465.5 552.7 100 10% 152.1 40 10.4%

200 120.5 50 6.1% 6.0% 5% 20

100 0 0 0 0% -12.8 -26.1 -25.5 -12.8 -26.1

-25.5 -20.2

FY2007.3 FY2008.3

1H 2H 1H

Appendix

• Consolidated Income (Half Year): P19

• Adjustment of Consolidated Results and Segment Results: Income before Income Taxes (Half Year): P21

FY2007.3 FY2008.3

1H 2H 1H

Unrealized gain (loss) on investments in equity securities held for operating purposes Effect of consolidation / deconsolidation of certain private equity investee companies

FY2007.3 FY2008.3

1H 2H 1H

Business Segment results

Income before income taxes

US RMBS Business

Exposure Breakdown

(billions of yen)

300 266.0 250 200 150 100 48.0 50 14.0* 0

Jun. 30, 07 Sep. 30, 07 Mid October

(billions of yen)

US RMBS Business Jun. 30 Mid October Total Position 266.0 14.0* Subprime 71.1 0.1*

Losses in US RMBS Business

(billions of yen)

2008.3 1Q: 31.2 2Q: 73.0* approximately.

Second Quarter Business Segment Highlights

` Net revenue from all business segments for the second quarter of 200.0 billion yen (-43.3% QoQ, -21.8% YoY), and income before income taxes of -27.3 billion yen.

Net Revenue

(billions of yen)

400 352.7 15.4 308.7 26.4 300 283.6 255.7 56.8 43.4

15.2 24.1 14.6 36.7 24.5 26.6 23.9 9.2 200.0

200 24.1 44.5 108.9 37.0

94.6 29.7 78.1 23.7 8.5 48.5 10.8

16.8 100 115.9 124.1 121.8 94.5 103.3

0 -0.9 -100

FY2007.3 FY2008.3

2Q 3Q 4Q 1Q 2Q

Income before Income Taxes

(billions of yen)

200 147.9 150 143.9 12.2 43.1 40.1 97.7

100 4.3 81.2 11.1 12.2 6.7 20.7

8.0 10.9 11.6 41.5 26.0

24.1 23.9 -27.3 50 7.7 16.3 5.4 46.9 43.3 50.6 28.2 32.2

0 -3.6 -1.8 -5.2 -0.5 -67.7 -50 -3.9 -1.0

FY2007.3 FY2008.3

2Q 3Q 4Q 1Q 2Q

Appendix

• Domestic Retail :P10

• Global Markets :P11

• Global Investment Banking :P12

• Global Merchant Banking :P13

• Asset Management :P14

• Segment “Other” :P15

• Adjustment of Consolidated Results and Segment Results: Income before Income Taxes (Quarter):P21

Other

Asset Management Global Merchant Banking Global Investment Banking Global Markets Domestic Retail

First Half Business Segment Highlights

` Net revenue from all business segments for the first half of 552.7 billion yen (-6.7% on prior half-year, +18.7% YoY), and income before income taxes of 120.5 billion yen (-46.5% on prior half-year, -20.8% YoY).

Net Revenue

(billions of yen)

600 592.2 552.7 72.0 52.4

500 465.5 48.6 1.3 8.3 50.1 41.5 50.7

51.9 400 56.7 47.6 48.5 172.7 300 125.7 117.4 200 240.0 225.1

100 200.1 0 (billions of yen) 250 225.1 200 42.6 152.1 120.5 20.2 16.3 1.5

150 19.9 22.6 51.3 48.1 45.5 100 21.8 16.8 10.7 50 90.2 82.8 70.7 0 -18.7 -41.6 -2.8 -50

Appendix

• Domestic Retail :P10

• Global Markets :P11

• Global Investment Banking :P12

• Global Merchant Banking :P13

• Asset Management :P14

• Segment “Other” :P15

• Adjustment of Consolidated Results and Segment Results: Income before Income Taxes (Half Year):P21

Other

Asset Management

Global Merchant Banking

Global Investment Banking

Global Markets

Domestic Retail

FY2007.3 FY2008.3

1H 2H 1H

FY2007.3 FY2008.3

1H 2H 1H

Domestic Retail Net asset inflow and number of accounts growing steadily

Net revenue of 103.3 billion yen (-15.2% QoQ, +9.2% YoY), income before income taxes of 32.2 billion yen (-36.3% QoQ, +14.3% YoY).

` Domestic Client Assets declined by 4 trillion yen from the end of June to 84.3 trillion yen at the end of September due mainly to a downturn in the stock market.

` Net asset inflow of 1.7 trillion yen; Number of accounts with balance increased by 63 thousand* to 4.066 million accounts.

` Investment trust administration fees and other increased for eleventh straight quarter to 15.3 billion yen.

` Commissions for distribution of investment trusts** declined 10.7% QoQ to 35.4 billion yen; Stock brokerage commissions decreased 8.2% QoQ to 20.4 billion yen.

Net Revenue and Income before Income Taxes* From end of prior quarter

**Nomura Securities (P24)

(billions of yen) Full Year Quarter(billions of yen) 500 150

Net interest revenue 446.5 Appendix:

124.1 121.8 • Retail stock brokerage

400 115.9 commissions, commissions for Investment trust 440.1 administration fees 103.3 distribution of investment trusts,

and other 305.8 304.4 94.5 100 domestic distribution volume of

Fees from investment 300 investment trusts, retail foreign

banking 249.3 currency bond sales, etc: P24

197.2 • Domestic Client Assets: P25 Sales credit 200

• Domestic Client Assets Net 50 Asset Inflow: P26

Commissions 50.6 160.9 46.9 • Number of Accounts: P27 100 43.3 35.7 32.2 • Second Quarter

Income before income 79.5 81.2 28.2 Achievements:P32 taxes

FY2007.3 FY2008.3

FY2003.3 FY2004.3 FY2005.3 FY2006.3 FY2007.3 QoQ YoY

2Q 3Q 4Q 1Q 2Q

Commissions 104.1 155.2 174.0 269.4 251.4 50.8 63.6 73.9 68.4 62.4 -8.7% 22.8%

Sales credit 95.7 97.8 73.7 109.0 96.8 20.1 26.7 26.2 33.2 20.5 -38.2% 2.0%

Fees from investment banking 15.0 26.1 24.5 26.4 24.0 6.5 8.9 5.1 3.4 3.3 -3.2% -49.4%

Investment trust administration fees and other 32.0 21.8 26.1 34.4 47.5 11.3 12.1 13.4 14.7 15.3 4.4% 35.1%

Net interest revenue 2.4 4.9 6.1 7.4 20.4 5.7 4.5 5.5 2.2 1.7 -21.0% -70.0%

Net revenue 249.3 305.8 304.4 446.5 440.1 94.5 115.9 124.1 121.8 103.3 -15.2% 9.2%

Non-interest expenses 213.6 226.2 223.2 249.3 279.3 66.3 69.0 80.8 71.3 71.1 -0.3% 7.1%

Income before income taxes 35.7 79.5 81.2 197.2 160.9 28.2 46.9 43.3 50.6 32.2 -36.3% 14.3%

Global Markets Booked loss related to exit from US RMBS business

Net revenue of 16.8 billion yen (-84.6% QoQ, -65.4% YoY), income before income taxes of -67.7 billion yen.

` In Fixed Income, revenue was booked from credit derivatives and interest rate and currency-linked derivates. However, losses from the wind down of our US RMBS exposure and a reduction in order flow for interest rate and currency-linked structured bonds led to an 83 billion yen decline in revenue from the prior quarter to -40.6 billion yen.

` Equity net revenue declined 13.7% QoQ to 53.5 billion yen. Strong trading in equity derivatives, and increased revenue and accounting policy changes for Instinet more than offset a decline in revenue from MPO transactions and block trades.

Net Revenue and Income before Income Taxes

Full Year Quarter

(billions of yen)(billions of yen)

400 371.1 108.9 120

94.6 284.1 290.0

300 78.1 90 236.0 243.1 Appendix

200 48.5 60 • Second Quarter Achievements: P32

100 157.7 30 • Market Share Data: P34

16.8 120.8 26.0 93.6 60.2 58.8 24.1 23.9

0 0 • Value at Risk : P35

-3.6 -30 -60 -67.7 -90

Other Equity Fixed Income

Income before income taxes

FY2007.3 FY2008.3 FY2003.3 FY2004.3 FY2005.3 FY2006.3 FY2007.3 QoQ YoY

2Q 3Q 4Q 1Q 2Q

Fixed Income 154.0 174.0 119.8 173.8 123.1 18.7 51.8 21.8 42.4 -40.6--

Equity 82.0 110.2 90.2 168.5 147.9 24.0 23.3 66.6 61.9 58.1 -6.3% 141.6%

Other 0.0 0.0 33.1 28.8 19.1 5.7 3.0 6.2 4.6 -0.7--

Net revenue 236.0 284.1 243.1 371.1 290.0 48.5 78.1 94.6 108.9 16.8 -84.6% -65.4%

Non-interest expenses 142.4 163.3 182.9 213.4 231.2 52.1 53.9 70.6 82.9 84.5 1.9% 62.2%

Income before income taxes 93.6 120.8 60.2 157.7 58.8 -3.6 24.1 23.9 26.0 -67.7--

Notes 1: In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets.

2: Figures up to FY2004.3 are the total of Fixed Income and Equity and differ slightly in composition.

NOMURA

Global Investment Banking

Topped Equity and Equity-related and M&A advisory league tables*

Net revenue of 10.8 billion yen (-70.6% QoQ, -63.6% YoY), income before income taxes of -3.9 billion yen.

- In equity financing, we acted as lead manager for deals by Mitsui Trust Holdings and DA Office Investment Corporation.
- In M&A, we acted as financial advisor on a tender offer by Promise to acquire all shares in Sanyo Shinpan Finance.

*Jan.-Sep. 2007 (Japan related), Thomson Financial

Net Revenue and Income before Income Taxes


Full Year
Quarter
(billions of yen)
160
120
80
40
0
69.1
70.9
75.4
99.7
99.2
12.8
17.2
29.2
51.5
44.4
(billions of yen)
40
30
20
10
0
-10
29.7
24.1
26.6
36.7
10.8
16.3
10.9
11.6
20.7
-3.9
Net revenue
Income before income taxes

Appendix
- Second Quarter Achievements: P32
- League Tables: P33
- Market Share Data: P34

	FY2003.3	FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2007.3 2Q	FY2007.3 3Q	FY2007.3 4Q	FY2008.3 1Q	FY2008.3 2Q	QoQ	YoY
Net revenue	69.1	70.9	75.4	99.7	99.2	29.7	24.1	26.6	36.7	**10.8**	**-70.6%**	**-63.6%**
Non-interest expenses	56.4	53.7	46.2	48.1	54.8	13.4	13.2	15.0	16.0	**14.7**	**-7.9%**	**9.8%**
Income before income taxes	12.8	17.2	29.2	51.5	44.4	16.3	10.9	11.6	20.7	**-3.9**	**-**	**-**

Note: In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets.

12

Global Merchant Banking Exited investments in Europe and Japan

Net revenue of 8.5 billion yen (-80.5% QoQ, -81.0% YoY), income before income taxes of 5.4 billion yen (-86.5% QoQ, -86.9% YoY),

` Realized gains from the sale of a Terra Firma investee company and Sliontec by Nomura Principal Finance. Unrealized losses and gains booked due to valuation at fair value of certain investee companies.

Net Revenue and Income before Income Taxes

Full Year Quarter

(billions of yen) (billions of yen)

80 60 68.2 65.0 44.5 43.4 60 45

Appendix

• Effect of consolidation / deconsolidation of

52.8 40 55.4 41.5 30 certain PE investee companies (Non-interest Expenses) :P23

40.1 20 9.2 8.5 15

Net revenue 10.7

7.3 • Business exposure:P28

-6.6 -0.9 0 0

Income before income taxes 6.7

0.5 -3.0 5.4 -5.2 -15.3

FY2007.3 FY2008.3

FY2003.3 FY2004.3 FY2005.3 FY2006.3 FY2007.3 QoQ YoY

2Q 3Q 4Q 1Q 2Q

Net revenue -6.6 10.7 7.3 68.2 65.0 44.5 9.2 -0.9 43.4 8.5 -80.5% -81.0%

Non-interest expenses 8.6 10.2 10.4 12.8 12.2 3.1 2.6 4.2 3.3 3.0 -8.3% -0.9%

Income before income taxes -15.3 0.5 -3.0 55.4 52.8 41.5 6.7 -5.2 40.1 5.4 -86.5% -86.9%

NOMURA

Asset Management

Steady sales of funds offering frequent distributions

Net revenue of 23.7 billion yen (-10.3% QoQ, -0.7% YoY), income before income taxes of 7.7 billion yen (-37.0% QoQ, -30.6% YoY). Total assets under management remained roughly unchanged from end of June at 30.3 trillion yen*.

- Net assets in funds for bank customers declined 67 billion yen from end of June to 2.1 trillion yen, while net assets in funds distributed through Japan Post Bank rose 32 billion yen to 568.9 billion yen*.
- Assets under management in My Story Profit Distribution-type Course B fund increased approx. 144 billion yen from the end of June to 2.1 trillion yen*.
- Strong sales of newly-launched funds such as Nomura Global High Interest Rate Currencies Fund and Nomura Aqua Investment.

*As at end of September

Net Revenue and Income before Income Taxes



Full Year
(billions of yen)
100
80
60
40
20
0
Net revenue
Income before income taxes
40.4
40.3
49.0
65.8
90.1
4.0
0.5
10.0
20.6
36.5
Quarter
(billions of yen)
30
25
20
15
10
5
0
23.9
24.5
24.1
26.4
23.7
11.1
12.2
8.0
12.2
7.7

Appendix
- Assets Under Management: P29,30
- Asset Management Related Data: P31

	FY2003.4	FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2007.3 2Q	FY2007.3 3Q	FY2007.3 4Q	FY2008.3 1Q	FY2008.3 2Q	QoQ	YoY
Net revenue	40.4	40.3	49.0	65.8	90.1	23.9	24.5	24.1	26.4	**23.7**	**-10.3%**	**-0.7%**
Non-interest expenses	36.3	39.8	39.0	45.2	53.6	12.8	12.4	16.1	14.2	**16.0**	**12.6%**	**25.2%**
Income before income taxes	4.0	0.5	10.0	20.6	36.5	11.1	12.2	8.0	12.2	**7.7**	**-37.0%**	**-30.6%**

Note: In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

14

Segment “Other”

“Other” income before income taxes of -1 billion yen.

Income before Income Taxes

Full Year Quarter(billions of yen)

(billions of yen)

60 60 43.1 40 40

Approximately 34 billion yen

23.9 related to IPO of Nomura

20 10.1 20 Real Estate Holdings

7.0 4.3 0 0 -0.5 -1.8 -1.0

-20 -20 -40 -30.5 -40 -41.6 -60 -60

FY2007.3 FY2008.3 FY2003.3 FY2004.3 FY2005.3 FY2006.3 FY2007.3 QoQ YoY

2Q 3Q 4Q 1Q 2Q

Net gain/loss on trading related to

-6.2 -12.8 -9.7 -64.8 -38.4 -14.0 -11.9 -1.1 -14.4 2.8--

economic hedging transactions

Realized gain on investment in equity

1.7 1.2 6.9 8.4 18.1 4.8 13.0 0.3 2.1 -0.8--

securities held for operating purposes

Equity in earnings of affiliates -3.8 8.5 7.3 27.8 53.2 6.1 39.0 4.7 5.1 2.6 -49.5% -58.0%

Corporate items -9.4 -10.7 4.5 -7.4 -11.1 3.7 -5.9 -1.8 -9.7 -12.3--

Others* -23.9 20.7 1.0 5.4 2.1 3.7 8.9 -2.6 15.1 6.6 -56.3% 77.3%

Income before income taxes -41.6 7.0 10.1 -30.5 23.9 4.3 43.1 -0.5 -1.8 -1.0--

*Businesses not included in the five business divisions (Joinvest Securities, Nomura Trust & Banking, etc.) are included in Others. FY2003.3 includes 21.2 billion yen of impairment loss on investment of affiliates.

NOMURA

Non-interest Expenses (Business Segment Total)

Non-interest expenses (business segment total) of 227.3 billion yen (+10.9% QoQ, +43.8% YoY).

- "Other" expenses increased due primarily to restructuring charges booked in relation to our focus on core businesses in US.

Note: All non-interest expense figures shown on this slide exclude the effect of consolidation/deconsolidation of certain private equity investee companies. See P23 for more details.



Full Year
Quarter
(billions of yen)
(billions of yen)
Other
Business development expenses
Occupancy and related depreciation
Information processing and communications
Commissions and floor brokerage
Compensation and benefits
800
600
400
200
0
250
200
150
100
50
0
521.4
607.8
680.5
158.0
164.8
202.3
204.9
227.3



(billions of yen)
Compensation and Benefits
350
300
250
200
150
100
50
0
264.7
311.3
331.0
151.1
160.7
173.4
113.6
150.5
157.6
Fixed-type compensation and benefits
Variable-type compensation and benefits
75.2
82.8
93.5
100.7
94.4
41.9
41.9
47.9
47.9
48.6
33.4
40.9
45.6
52.8
45.8
FY2005.3
FY2006.3
FY2007.3
FY2007.3
FY2008.3
2Q
3Q
4Q
1Q
2Q

	FY2005.3	FY2006.3	FY2007.3	FY2007.3 2Q	FY2007.3 3Q	FY2007.3 4Q	FY2008.3 1Q	FY2008.3 2Q	QoQ	YoY
Compensation and benefits	264.7	311.3	331.0	75.2	82.8	93.5	100.7	**94.4**	**-6.2%**	**25.4%**
Commissions and floor brokerage	22.1	31.4	49.8	10.1	11.8	18.1	22.7	**22.6**	**-0.5%**	**123.1%**
Information processing and communications	80.9	89.1	109.5	27.3	27.2	32.0	29.2	**34.7**	**18.9%**	**27.1%**
Occupancy and related depreciation	50.8	50.8	57.4	12.9	13.5	17.6	15.9	**15.1**	**-4.9%**	**17.6%**
Business development expenses	26.2	30.6	35.3	9.2	8.4	10.4	8.8	**9.9**	**12.0%**	**7.3%**
Other	76.6	94.7	97.5	23.3	21.1	30.8	27.6	**50.6**	**83.4%**	**117.4%**
Total	521.4	607.8	680.5	158.0	164.8	202.3	204.9	**227.3**	**10.9%**	**43.8%**

Appendix
- Effect of Consolidation / Deconsolidation of Certain PE Investee Companies (Non-interest Expenses): P23
- Number of Employees: P36

16

Appendix

Net Income and ROE

Full Year Half Year

(billions of yen)

400 20% 15.5% 300 15% 304.3 10.1% 8.3% 200 10% 7.4%

Net income (lhs)

172.3 6.0% 5.2% 175.8

ROE (rhs) 5%

100 119.9 94.7 66.2 0 0%

FY2008.3

FY2003.3 FY2004.3 FY2005.3 FY2006.3 FY2007.3

1H

Net income (lhs) 119.9 172.3 94.7 304.3 175.8 66.2

ROE (rhs) 7.4% 10.1% 5.2% 15.5% 8.3% 6.0% *

Basic net income per share(yen) 61.26 88.82 48.80 159.02 92.25 34.70

Shareholders’ equity per share (yen) 846.40 919.67 962.48 1,083.19 1,146.23 1,170.31

*Annualized

Consolidated Income (Quarter/Half Year)

(billions of yen)

	Quarter								Half Year		
	FY2007.3				FY2008.3		QoQ	YoY	FY2007.3	FY2008.3	YoY
	1Q	2Q	3Q	4Q	1Q	2Q			1H	1H	
Revenue											
Commissions	79.6	66.1	84.2	107.6	113.0	**106.9**	**-5.4%**	**61.8%**	145.6	**219.8**	**51.0%**
Fees from investment banking	14.4	26.9	32.3	25.7	29.9	**16.2**	**-45.9%**	**-39.9%**	41.3	**46.1**	**11.7%**
Asset management and portfolio service fees	29.7	35.5	36.7	44.0	47.3	**50.9**	**7.6%**	**43.5%**	65.2	**98.2**	**50.6%**
Net gain on trading	55.8	47.5	89.2	97.5	99.7	**7.5**	**-92.4%**	**-84.2%**	103.3	**107.2**	**3.8%**
Gain (loss) on private equity investments	9.8	27.5	10.2	0.1	45.8	**17.8**	**-61.1%**	**-35.2%**	37.3	**63.7**	**70.7%**
Interest and dividends	207.9	232.3	262.9	278.2	294.7	**246.0**	**-16.5%**	**5.9%**	440.2	**540.7**	**22.8%**
Gain (loss) on investments in equity securities	-20.5	-0.0	-0.2	0.6	-0.5	**-24.2**	**-**	**-**	-20.6	**-24.8**	**-**
Private equity entities product sales	21.0	21.7	28.8	28.6	36.5	**34.3**	**-5.8%**	**58.1%**	42.7	**70.8**	**65.9%**
Other	4.2	11.7	45.4	6.1	16.4	**9.0**	**-45.4%**	**-23.7%**	15.9	**25.4**	**59.3%**
Total revenue	401.7	469.2	589.5	588.6	682.7	**464.5**	**-32.0%**	**-1.0%**	870.9	**1,147.2**	**31.7%**
Interest expense	195.8	218.2	266.6	277.3	302.0	**244.3**	**-19.1%**	**11.9%**	414.0	**546.2**	**31.9%**
Net revenue	205.9	251.0	322.9	311.3	380.7	**220.2**	**-42.2%**	**-12.3%**	456.9	**600.9**	**31.5%**
Non-interest expenses	172.5	177.9	190.8	228.1	237.9	**266.7**	**12.1%**	**49.9%**	350.4	**504.6**	**44.0%**
Income before income taxes	33.4	73.1	132.1	83.2	142.8	**-46.5**	**-**	**-**	106.5	**96.4**	**-9.5%**
Net income	20.1	43.5	79.1	33.1	76.7	**-10.5**	**-**	**-**	63.7	**66.2**	**4.0%**

19

NOMURA

Main Revenue Items (Quarter/Half Year)

(billions of yen)

		Quarter								Half Year		
		FY2007.3				FY2008.3		QoQ	YoY	FY2007.3	FY2008.3	YoY
		1Q	2Q	3Q	4Q	1Q	2Q			1H	1H	
Commissions	Stock brokerage commissions (Domestic Retail)	28.0	18.8	22.6	28.9	22.2	**20.4**	**-8.2%**	**8.1%**	46.8	**42.5**	**-9.2%**
	Stock brokerage commissions (Other)	13.8	11.8	17.4	30.2	40.3	**40.6**	**1.0%**	**243.6%**	25.6	**80.9**	**215.4%**
	Other brokerage commissions	2.7	1.9	1.9	0.2	1.7	**3.7**	**111.6%**	**88.4%**	4.7	**5.4**	**15.1%**
	Commissions for distribution of investment trusts	25.8	23.1	33.0	38.5	39.2	**34.2**	**-12.6%**	**48.0%**	49.0	**73.4**	**49.9%**
	Other	9.2	10.3	9.3	9.8	9.6	**8.0**	**-16.8%**	**-22.6%**	19.5	**17.6**	**-9.7%**
	Total	79.6	66.1	84.2	107.6	113.0	**106.9**	**-5.4%**	**61.8%**	145.6	**219.8**	**51.0%**
Fees from Investment Banking	Equity underwriting and distribution	6.3	16.2	19.4	14.7	7.8	**6.8**	**-13.1%**	**-58.1%**	22.4	**14.6**	**-35.1%**
	Bond underwriting and distribution	2.9	4.2	6.7	1.5	2.6	**3.6**	**37.4%**	**-14.2%**	7.1	**6.2**	**-12.0%**
	M&A/Financial advisory fees	5.2	6.4	6.1	9.1	18.2	**5.7**	**-68.7%**	**-10.5%**	11.5	**23.9**	**106.9%**
	Other	0.0	0.2	0.1	0.4	1.3	**0.1**	**-91.4%**	**-39.1%**	0.2	**1.4**	**588.1%**
	Total	14.4	26.9	32.3	25.7	29.9	**16.2**	**-45.9%**	**-39.9%**	41.3	**46.1**	**11.7%**
Asset Management and Portfolio Service Fees	Asset management fees	21.7	23.9	28.4	32.2	38.7	**39.6**	**2.2%**	**65.5%**	45.6	**78.3**	**71.7%**
	Administration fees	4.5	7.8	4.4	7.2	4.2	**6.5**	**57.4%**	**-16.3%**	12.3	**10.7**	**-13.1%**
	Custodial fees	3.6	3.7	3.9	4.6	4.4	**4.8**	**8.0%**	**28.0%**	7.3	**9.2**	**26.1%**
	Total	29.7	35.5	36.7	44.0	47.3	**50.9**	**7.6%**	**43.5%**	65.2	**98.2**	**50.6%**
Net Gain on Trading*	Bonds and other	26.7	34.4	60.0	33.7	47.8	**-21.5**	**-**	**-**	61.1	**26.3**	**-57.0%**
	Equity	31.7	12.7	28.9	64.3	51.7	**28.2**	**-45.5%**	**122.2%**	44.4	**79.9**	**79.9%**
	Merchant banking	-2.6	0.4	0.2	-0.5	0.2	**0.9**	**414.1%**	**96.4%**	-2.2	**1.0**	**-**
	Net interest revenue	12.1	14.1	-3.7	0.9	-7.3	**1.8**	**-**	**-87.4%**	26.1	**-5.5**	**-**
	Total	67.8	61.6	85.5	98.4	92.4	**9.3**	**-89.9%**	**-84.9%**	129.5	**101.7**	**-21.4%**

*Includes net interest revenue

20

Adjustment of Consolidated Results and Segment Results: Income before Income Taxes (Quarter/Half Year)

(billions of yen)

Quarter Half Year

FY2007.3 FY2008.3 FY2007.3 FY2008.3

QoQ YoY YoY

1Q 2Q 3Q 4Q 1Q 2Q 1H 1H

Domestic Retail 42.5 28.2 46.9 43.3 50.6 32.2 -36.3% 14.3% 70.7 82.8 17.0%

Global Markets 14.3 -3.6 24.1 23.9 26.0 -67.7-- 10.7 -41.6 -

Global Investment Banking 5.6 16.3 10.9 11.6 20.7 -3.9 -- 21.8 16.8 -23.0%

Global Merchant Banking 9.8 41.5 6.7 -5.2 40.1 5.4 -86.5% -86.9% 51.3 45.5 -11.2%

Asset Management 5.2 11.1 12.2 8.0 12.2 7.7 -37.0% -30.6% 16.3 19.9 22.0%

5 Business Segment Total 77.5 93.4 100.8 81.7 149.6 -26.3-- 170.8 123.3 -27.8%

Other -23.0 4.3 43.1 -0.5 -1.8 -1.0 --18.7 -2.8 -

Segment Total 54.4 97.7 143.9 81.2 147.9 -27.3 -- 152.1 120.5 -20.8%

Unrealized gain (loss) on investments in -20.6 -4.8 -13.1 0.3 -2.6 -23.4 -- 25.5 -26.1 -

equity securities held for operating purposes

Effect of consolidation/deconsolidation of -0.4 -19.8 1.3 1.6 -2.4 4.3 -- 20.2 1.9 -

certain private equity investee companies

Total 33.4 73.1 132.1 83.2 142.8 -46.5 -- 106.5 96.4 -9.5%

Consolidated Balance Sheet

(billions of yen)

Mar. 31, 2007 Sep. 30, 2007 Mar. 31, 2007 Sep. 30, 2007

Assets Liabilities

Cash and cash deposits 1,054 1,764 Short-term borrowings 1,094 1,347

Payables and deposits 1,346 1,285

Loans and receivables 1,618 2,267 Collateralized financing 20,599 12,198

Trading liabilities 4,800 5,560

Collateralized agreements 17,838 11,404 Other liabilities 846 901

Long-term borrowings 5,003 5,817

Trading assets and private equity

investments 13,178 11,578 Total liabilities 33,687 27,107

Shareholders’ equity

Other assets 2,185 2,328

Total shareholders’ equity 2,186 2,234

Total assets 35,873 29,341 Total liabilities and shareholders’ equity 35,873 29,341

NOMURA

Effect of Consolidation/Deconsolidation of Certain Private Equity Investee Companies (Non-interest Expenses)

(billions of yen)

	Full Year			Quarter					
	FY2005.3	FY2006.3	FY2007.3	FY2007.3				FY2008.3	
				1Q	2Q	3Q	4Q	1Q	2Q
Compensation and benefits	275.0	325.4	345.9	82.8	79.1	86.7	97.4	105.6	**97.7**
Fixed-type compensation and benefits	159.6	170.4	182.8	43.8	44.3	44.3	50.4	50.8	**51.1**
Segment total	151.1	160.7	173.4	41.7	41.9	41.9	47.9	47.9	**48.6**
Private equity investee companies	8.5	9.7	9.4	2.1	2.4	2.4	2.5	2.9	**2.5**
Variable-type compensation and benefits	115.4	155.0	163.1	39.0	34.8	42.4	47.0	54.8	**46.6**
Segment total	113.6	150.5	157.6	37.7	33.4	40.9	45.6	52.8	**45.8**
Private equity investee companies	1.8	4.5	5.5	1.2	1.4	1.5	1.4	2.0	**0.8**
Commissions and floor brokerage	23.9	32.9	50.8	10.3	10.3	12.0	18.2	23.0	**23.3**
Segment total	22.1	31.4	49.8	9.8	10.1	11.8	18.1	22.7	**22.6**
Private equity investee companies	1.8	1.5	1.0	0.4	0.2	0.2	0.1	0.3	**0.8**
Information processing and communications	81.4	89.6	110.0	23.2	27.4	27.3	32.1	29.3	**34.9**
Segment total	80.9	89.1	109.5	23.0	27.3	27.2	32.0	29.2	**34.7**
Private equity investee companies	0.5	0.5	0.5	0.2	0.1	0.1	0.1	0.1	**0.2**
Occupancy and related depreciation	53.5	55.0	61.3	14.4	13.7	14.6	18.5	17.4	**16.4**
Segment total	50.8	50.8	57.4	13.4	12.9	13.5	17.6	15.9	**15.1**
Private equity investee companies	2.7	4.3	3.9	1.0	0.9	1.1	0.9	1.5	**1.3**
Business development expenses	28.2	32.8	38.1	7.8	9.8	9.2	11.2	9.6	**10.5**
Segment total	26.2	30.6	35.3	7.2	9.2	8.4	10.4	8.8	**9.9**
Private equity investee companies	2.0	2.2	2.8	0.6	0.6	0.8	0.8	0.8	**0.6**
Other	87.6	115.4	106.0	22.7	25.7	23.6	34.1	30.1	**62.7**
Segment total	76.6	94.7	97.5	22.4	23.3	21.1	30.8	27.6	**50.6**
Private equity investee companies	11.0	20.8	8.5	0.3	2.4	2.5	3.4	2.4	**12.1**
Private equity entities cost of goods sold	44.7	48.8	57.2	11.4	11.8	17.4	16.6	22.9	**21.2**
Total non-interest expenses	594.4	700.1	769.3	172.5	177.9	190.8	228.1	237.9	**266.7**
Segment total	521.4	607.8	680.5	155.3	158.0	164.8	202.3	204.9	**227.3**
Private equity investee companies	73.0	92.2	88.9	17.2	19.9	26.0	25.8	33.0	**39.4**

Note: In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," net revenue and non-interest expenses from operations that were treated as discontinued during the fiscal year ended March 31, 2006, are separately reported as income from discontinued operations.

23

NOMURA

Domestic Retail Related Data (1)

	Full Year					Quarter					
	FY2003.3	FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2007.3				FY2008.3	
						1Q	2Q	3Q	4Q	1Q	2Q
Stock brokerage commissions (billions of yen)	48.2	92.1	103.0	153.6	98.3	28.0	18.8	22.6	28.9	22.2	**20.4**
Commissions for distribution of investment trusts* (billions of yen)	34.9	46.9	49.9	95.9	124.7	28.0	23.9	33.7	39.1	39.6	**35.4**
Bond investment trusts commission	16.9	11.1	6.4	3.5	2.3	0.6	0.7	0.5	0.4	0.3	**0.3**
Stock investment trusts commission	11.6	21.5	31.6	74.2	114.5	23.2	22.1	32.3	36.9	37.3	**32.9**
Foreign investment trusts commission	6.4	14.2	11.9	18.2	7.9	4.2	1.1	0.9	1.7	1.9	**2.2**
Domestic distribution volume of investment trusts* (trillions of yen)	11.9	13.7	14.2	20.5	21.4	5.0	4.7	5.6	6.2	6.3	**5.5**
Bond investment trusts	8.6	10.1	10.4	14.3	14.4	3.3	3.0	3.9	4.3	4.3	**3.6**
Stock investment trusts	1.3	1.6	2.3	4.5	6.0	1.3	1.4	1.6	1.6	1.7	**1.5**
Foreign investment trusts	2.1	2.1	1.4	1.7	1.0	0.3	0.2	0.2	0.3	0.3	**0.4**
Other (billions of yen)											
Outstanding value of annuity insurance policies (end of the period)	166.6	261.6	446.4	683.3	990.4	791.0	861.1	927.3	990.4	1,063.4	**1,114.8**
Sales of JGBs for individual investors (transaction base)	101.3	1,271.6	1,290.6	747.8	615.2	189.0	187.3	130.4	108.5	159.7	**68.4**
Retail foreign currency bond sales	2,284.7	1,990.0	1,154.4	1,119.2	677.1	166.4	195.9	184.5	130.2	129.9	**154.1**

* Nomura Securities

24

Domestic Retail Related Data (2)

Domestic Client Assets*

(trillions of yen) 100 88.3

Other*** 85.2 84.3 80.5 80

Overseas mutual funds 61.2

Bond investment 60 54.8

trusts

Stock investment 40.6

trusts 40

Domestic bonds**

Foreign currency 20

bonds

Equities 0

Mar.31,	2003 Mar.31, 2004 Mar.31, 2005 Mar.31, 2006 Mar.31, 2007 Jun.30, 2007 Sep.30, 2007

Equities 17.1 28.9 33.5 49.3 48.5 49.8 45.9

Foreign currency bonds 3.7 4.0 4.0 3.6 3.3 3.1 3.0

Domestic bonds** 8.5 10.0 11.8 13.1 16.4 16.9 17.2

Stock investment trusts 2.2 3.0 3.3 5.3 7.4 8.5 8.7

Bond investment trusts 6.5 5.5 4.9 4.5 4.7 5.0 4.7

Overseas mutual funds 1.1 1.6 1.9 2.3 2.0 2.0 1.9

Other*** 1.6 1.7 1.9 2.3 2.9 3.0 2.9

Total 40.6 54.8 61.2 80.5 85.2 88.3 84.3

* Domestic Client Assets = Total of client assets in custody in Domestic Retail (including regional financial institutions) and Financial

Management Division

** Includes CBs and warrants

*** Includes variable annuity insurance

Domestic Retail Related Data (3)

Domestic Client Assets Net Asset Inflow *

Full Year Quarter

(billions of yen)

8,000 6,749 5,975 6,000 4,581 4,000 3,391

2,000 1,788 1,582 1,687 0

FY2008.3

FY2003.3 FY2004.3 FY2005.3 FY2006.3 FY2007.3

1Q 2Q

*Domestic Client Assets excluding portion from regional financial institutions

Note: Net Asset Inflow = Asset Inflow – Asset Outflow

Domestic Retail Related Data (4)

Number of Accounts* / IT Share**

Mar. 31,2003 Mar. 31,2004 Mar. 31,2005 Mar. 31,2006 Mar. 31,2007 Jun. 30,2007 Sep. 30,2007

Accounts with balance 3,418 3,460 3,678 3,780 3,953 4,002 4,066

Equity holding accounts 1,311 1,379 1,680 1,745 1,853 1,877 1,932

Nomura Home Trade (online trading accounts) 1,141 1,367 1,716 1,969 2,243 2,340 2,575

Full Year Quarter

FY2008.3 FY2003.3 FY2004.3 FY2005.3 FY2006.3 FY2007.3 1Q 2Q

New accounts (individual) (thousands of accounts) 237 297 425 343 417 135 162

IT share**

No. of orders 41% 49% 52% 55% 55% 57% 58%

Transaction value 14% 22% 24% 27% 27% 27% 29%

* Total of Domestic Retail and Financial Management Division

**IT share is total of cash stock transaction and kabushiki-mini-toshi (odd lot stock investment)

Global Merchant Banking Related Data

Business Exposure

(billions of yen)

600 543.4 546.8 500 457.6 439.1 412.7 400 375.7 301.6 300 231.2 219.6

Terra Firma 202.7 200 132.1

Europe (excluding Terra Firma) 98.7

100 84.5 35.9 0

Japan

Mar. 31,2003 Mar. 31,2004 Mar. 31,2005 Mar. 31,2006 Mar. 31,2007 Jun. 30,2007 Sep. 30,2007

Japan 20.1 68.9 108.4 59.9 195.5 183.9 168.4

Europe (excluding Terra Firma) 15.9 15.6 23.7 38.8 35.7 35.7 34.3

Sub Total 35.9 84.5 132.1 98.7 231.2 219.6 202.7

Terra Firma 265.7 291.2 325.5 340.4 312.2 327.1 210.0

Total 301.6 375.7 457.6 439.1 543.4 546.8 412.7

Notes: 1. Amount of exposure in Japan is total of Nomura Principal Finance (NPF), Nomura Financial Partners (NFP), Nomura Research & Advisory (NR&A) and others.

2. Amount of exposure in Europe (excluding Terra Firma) is total of Private Equity Group (PEG) and Nomura Phase4 Ventures (NPV).

Asset Management Related Data (1)

Total Assets Under Management

(trillions of yen)

35 30.6 30.3 30

27.0 25 23.1 20 17.9 17.6 15.9 15 10 5 0

Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Mar. 31, 2006 Mar. 31, 2007 Jun. 30, 2007 Sep.30,2007

Notes: 1. Total assets under management of Nomura Asset Management, Nomura Corporate Research and

Asset Management, Nomura Funds Research and Technologies, MAINTRUST KAG, and Nomura

Funds Research and Technologies America. Adjusted for asset overlap amongst group companies.

Data until March 31, 2006, include Nomura BlackRock Asset Management.

2. Nomura Funds Research and Technologies America data as of end of Aug, 2007.

Asset Management Related Data (2)

Nomura Asset Management Assets Under Management

(trillions of yen)

(trillions of yen)

30 29.2 28.9 Assets Under Management

Mar. 31 2003

Mar. 31 2004

Mar. 31 2005

Mar. 31 2006

Mar. 31 2007

Jun. 30 2007

Sep. 30 2007

25.9

Investment trusts 10.7 11.3 10.8 14.0 18.8 22.0 20.6 25

Public stock investment trusts 3.2 4.5 4.4 6.9 10.8 13.3 12.4

21.0 Public bond investment trusts 7.3 6.3 5.6 5.6 5.8 6.2 5.8

Privately placed investment trusts 0.2 0.4 0.8 1.5 2.2 2.4 2.3 20

Investment advisory 3.6 4.4 5.1 7.0 7.1 7.3 8.3

16.0 Domestic investment advisory 2.9 3.0 3.2 4.0 3.7 3.9 5.0

15.7 15 14.2 Overseas investment advisory 0.7 1.4 2.0 3.0 3.4 3.4 3.3

Total 14.2 15.7 16.0 21.0 25.9 29.2 28.9

10 Net Asset Inflows

Full Year Quarter

5 FY2008.3

FY2003.3 FY2004.3 FY2005.3 FY2006.3 FY2007.3

1Q 2Q

Public stock investment trusts 0.8 0.1 -0.1 1.0 3.8 2.0 0.0

Exclude ETF 0.2 -0.1 0.2 1.4 3.7 1.2 0.7 0

Public bond investment trusts -3.1 -1.0 -0.7 0.0 0.2 0.5 -0.4

Mar. 31, Mar. 31, Mar. 31, Mar. 31, Mar. 31, Jun. 30, Sep. 30,

Privately placed investment trusts 0.1 0.1 0.3 0.5 0.7 0.2 0.0

2003 2004 2005 2006 2007 2007 2007

Public stock investment trusts Public bond investment trusts Net Asset Inflows -2.2 -0.7 -0.5 1.5 4.6 2.6 -0.4

Privately placed investment trusts Domestic investment advisory

Overseas investment advisory

NOMURA

Asset Management Related Data (3)

Domestic Public Investment Trust Market and Nomura Asset Management Market Share

(trillions of yen)

		Mar. 31, 2003	Mar. 31, 2004	Mar. 31, 2005	Mar. 31, 2006	Mar. 31, 2007	Jun. 30, 2007	Sep. 30, 2007
Nomura Asset Management	Stock investment trusts	3.2	4.5	4.4	6.9	10.8	13.3	**12.4**
	Bond investment trusts	7.3	6.3	5.6	5.6	5.8	6.2	**5.8**
	Public stock investment trusts, Nomura's share (%)	19%	19%	15%	15%	18%	20%	**18%**
	Public bond investment trusts, Nomura's share (%)	40%	40%	42%	42%	44%	44%	**45%**
Market Total	Stock investment trusts	16.3	23.3	28.9	45.0	59.4	67.9	**67.5**
	Bond investment trusts	18.1	15.8	13.5	13.5	13.2	14.1	**12.9**

Source: Investment Trusts Association, Japan

AUM of Products Supplied to Banks and Japan Post Bank

(billions of yen)

	Mar. 31, 2005	Mar. 31, 2006	Mar. 31, 2007	Jun. 30, 2007	Sep. 30, 2007
Banks* **	330	791	1,935	2,191	**2,124**
Japan Post Bank (Japan Post)	0	90	425	537	**569**

*Excluding Nomura Trust & Banking
** Figure for March 31, 2007, has been reclassified based on estimation method used for June 30, 2007

AUM in Key Funds

	Mar. 31, 2005	Mar. 31, 2006	Mar. 31, 2007	Jun. 30, 2007	Sep. 30, 2007
My Story Profit Distribution-type Fund B	0	454	1,537	1,955	**2,099**
Global REIT Open	18	307	684	735	**668**
Global Attractive Dividend Stock Fund (Monthly)	0	0	411	504	**463**
Nomura Global Six Assets Diversified Fund	0	59	333	414	**435**
Asia Attractive Dividend Stock Fund	0	0	341	413	**389**
Nomura Japan-US REIT Fund	3	18	348	388	**339**
Nomura Global All Stars	0	0	263	324	**314**
Global High Income Stock Fund	10	24	180	271	**308**
Nomura Japan Stock Strategic Fund (Big Project - N)	353	441	342	329	**288**
Nomura Multi-currency Japan Stock Fund	0	384	339	301	**285**

31

NOMURA

Second Quarter Achievements

Domestic Retail

- **Sales of New Investment Trusts**
  - Nomura Global High Interest Rate Currencies Fund (launched August 29, 2007) — 220.5 billion yen (as of September 30, 2007)
  - DWS Climate Change Fund (launched July 26, 2007) — 151.2 billion yen (as of September 30, 2007)
  - Nomura Aqua Investment (launched August 29, 2007) — 118.0 billion yen (as of September 30, 2007)

Global Markets

- **Large International Bond Underwritings**
  - Republic of Austria: 5 billion euros
- **Equity Derivatives:** Completed 22 fund derivative contracts (total amount: 316 million euros)
- **Loan-related Business:** Approx. 96.5 billion yen
  - Nomura Capital Investment (NCI): Total of approx. 87.5 billion yen

Global Investment Banking

- **Major Deals**
  - IPO — Vantec Group Holdings: 13.3 billion yen
  - PO — Mitsui Trust Holdings: 86.6 billion yen
  - CB — Hitachi Metals: 40 billion yen (Euroyen CB)
  - REIT — DA Office Investment Corporation: 82 billion yen; Orix JREIT 17.5 billion yen
  - M&A — Mitsubishi UFJ Nicos made wholly-owned subsidiary of Mitsubishi UFJ Financial Group: 120 billion yen
    Tender offer by Promise to acquire all shares in Sanyo Shinpan Finance: 103.8 billion yen
  - Int'l Deals — HDFC Bank: ADR 698 million US dollars

Joinvest Securities

	2006			2007		
	June	September	December	March	June	September
Number of Accounts	40,156	61,554	75,562	129,516	166,387	**183,267**
Number of Margin Trading Account	1,224	3,182	5,805	9,054	11,272	**13,519**
Monthly Transaction Value (millions of yen)	54,919	177,096	316,303	591,354	699,710	**573,236**
Monthly Margin Transaction Value	19,472	100,698	191,666	386,363	453,191	**405,078**
Assets in Custody(millions of yen)	47,754	113,301	171,540	256,215	319,248	**342,276**

32

League Tables

Global Equity & Equity-related (Japan)

Rank	Bookrunner	Jan. 1, 2007 - Sep. 30, 2007		
		Proceeds (USD mil)	Mkt. Share	No. of Deals
1	Nomura	8,522.5	43.5%	64
2	Daiwa Securities SMBC	2,301.7	11.7%	47
3	Nikko Citi	2,033.1	10.4%	23
4	Mitsubishi UFJ Financial Group	1,876.3	9.6%	21
5	Mizuho Financial Group	1,403.6	7.2%	29
6	JP Morgan	797.1	4.1%	4
7	Merrill Lynch	612.0	3.1%	3
8	Morgan Stanley	564.1	2.9%	4
9	Shinko Securities	396.3	2.0%	21
10	UBS	339.0	1.7%	4

Any Japanese Involvement Financial Advisors

Announced deals, value base

Rank	Advisor	Jan. 1, 2007 - Sep. 30, 2007		
		Rank Value (USD mil)	Mkt. Share	No. of Deals
1	Nomura	29,120.8	28.4%	119
2	Citi	16,018.8	15.6%	68
3	GCA	15,766.8	15.4%	18
4	Mizuho Financial Group	15,107.6	14.7%	56
5	Mitsubishi UFJ Financial Group	14,518.0	14.1%	89
6	Daiwa Securities SMBC	12,917.4	12.6%	94
7	Morgan Stanley	11,887.4	11.6%	23
8	Goldman Sachs	11,197.9	10.9%	25
9	Merrill Lynch	10,574.4	10.3%	12
10	KPMG	9,479.4	9.2%	25

Global & Euro Yen Bonds

Rank	Bookrunner	Jan. 1, 2007 - Sep. 30, 2007		
		Proceeds (JPY mil)	Mkt. Share	No. of Issues
1	Nikko Citi	1,299,917.4	25.7%	68
2	Morgan Stanley	722,336.5	14.3%	22
3	Daiwa Securities SMBC	348,390.4	6.9%	20
4	Nomura	320,152.0	6.3%	15
5	Deutsche Bank	316,486.2	6.3%	20
6	Merrill Lynch	268,859.8	5.3%	7
7	Mitsubishi UFJ Financial Group	235,812.8	4.7%	9
8	Bank of America Securities	230,000.0	4.5%	1
9	Barclays Capital	196,179.1	3.9%	19
10	UBS	158,140.9	3.1%	6

Domestic Straight Bonds (excluding self-funding)

Rank	Bookrunner	Apr. 1, 2007 - Sep. 30, 2007		
		Proceeds (JPY mil)	Mkt. Share	No. of Issues
1	Mizuho Financial Group	1,444,658.9	29.4%	69
2	Nomura	912,846.2	18.6%	55
3	Daiwa Securities SMBC	893,161.5	18.2%	52
4	Mitsubishi UFJ Financial Group	832,735.3	16.9%	46
5	Nikko Citi	303,284.8	6.2%	19
6	Merrill Lynch	95,829.3	2.0%	8
7	Shinko Securities	88,833.3	1.8%	8
8	Goldman Sachs & Co	74,985.5	1.5%	6
9	UBS	70,000.0	1.4%	2
10	Credit Suisse Securities	66,666.7	1.4%	5

Source: Thomson Financial

33

NOMURA

Market Share Data

(trillions of yen)

Secondary Market Share Data

	Full Year					Quarter	
	FY2003.3	FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2008.3 1Q	FY2008.3 2Q
Individual Equity Agency Transactions Share							
Market	52.0	105.9	144.7	308.3	270.2	67.2	**62.9**
Nomura's share	16%	10%	8%	7%	5%	4%	**4%**
Off-floor/Off-exchange Equity Trading Share							
Off-floor market	33.2	31.9	33.2	48.6	48.2	13.4	**11.4**
Off-exchange	14.1	19.3	21.1	30.5	42.8	14.2	**11.8**
Nomura's share	20%	16%	17%	21%	21%	22%	**22%**
JGB Auction Share							
Market	68.1	74.4	80.1	80.7	85.3	21.7	**21.2**
Nomura's share	15%	16%	18%	11%	11%	11%	**9%**
Bond Secondary Trading Share							
Market	1,129	1,235	1,361	1,296	1,341	353	**386**
Nomura's share	14%	16%	15%	13%	11%	10%	**10%**

Note: Off-floor/off-exchange equity trading share data for 2Q are preliminary figures as of October 25.

Primary Market Share Data

	FY2003.3	FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2008.3 1Q-2Q (accumulated)
Global Equity and Equity-related Japan						
Nomura's share	30%	30%	25%	26%	33%	**43%**
Japanese IPO						
Nomura's share	11%	27%	32%	20%	21%	**44%**
Japanese PO						
Nomura's share	50%	33%	25%	27%	40%	**45%**
Convertible Bonds						
Nomura's share	13%	28%	19%	34%	34%	**33%**
Global and Euro Yen Bonds						
Nomura's share	21%	31%	23%	23%	7%	**4%**
Straight Bonds, Lead Manager (excl. self-funding)						
Nomura's share	26%	19%	17%	18%	14%	**16%**

Source: Thomson Financial (Value base)

34

Value at Risk

` Definition `From April 2, 2007 to September 28, 2007 (billions of yen)

` 99% confidence level (2.33 standard dev.) `Maximum: 6.6

` 1-day time horizon for outstanding portfolio `Minimum: 4.6

` Inter-product price fluctuations considered `Average: 5.7

(billions of yen)

End of the period Mar. 2003 Mar. 2004 Mar. 2005 Mar. 2006 Mar. 2007 Jun. 2007 Sep. 2007

Equity 1.5 3.3 3.0 6.0 4.6 4.7 3.3

Interest Rate 2.3 2.0 2.8 3.3 3.7 3.5 3.2

Foreign Exchange 0.2 0.5 0.7 1.4 1.4 2.4 2.6

Sub-total 4.0 5.8 6.5 10.7 9.8 10.6 9.1

Diversification Benefit -0.9 -1.9 -2.4 -3.7 -3.6 -4.2 -3.5

VaR 3.1 3.9 4.1 7.0 6.2 6.4 5.6

Number of Employees

End of the period Mar. 2003 Mar. 2004 Mar. 2005 Mar. 2006 Mar. 2007 Sep. 2007

Japan (excluding FA, SA)* 9,285 9,185 9,236 9,618 10,667 11,513

Japan (FA, SA) 1,986 1,915 1,875 1,948 2,174 2,342

Europe 1,389 1,403 1,535 1,515 1,791 1,865

Americas 797 866 1,026 1,073 1,322 1,196

Asia/Oceania 616 655 718 778 900 1,000

Total 14,073 14,024 14,390 14,932 16,854 17,916

*Excludes employees of private equity investee companies

Full Year

Consolidated Income (Annually)

(billions of yen)

FY2003.3	FY2004.3 FY2005.3 FY2006.3 FY2007.3

Revenue

Commissions 141.6 210.2 222.0 356.3 337.5

Fees from investment banking 81.8 87.0 92.3 108.8 99.3

Asset management and portfolio service fees 79.3 66.2 78.5 102.7 146.0

Net gain on trading 172.3 229.0 201.7 304.2 290.0

Gain (loss) on private equity investments -14.4 13.1 7.7 12.3 47.6

Interest and dividends 368.7 343.3 401.4 693.8 981.3

Gain (loss) on investments in equity securities -41.3 55.9 15.3 67.7 -20.1

Private equity entities product sales 6.2 17.6 75.1 88.2 100.1

Other 13.4 23.6 32.3 58.8 67.4

Total revenue 807.7 1,045.9 1,126.2 1,792.8 2,049.1

Interest expense 241.4 242.8 327.0 647.2 958.0

Net revenue 566.3 803.1 799.2 1,145.7 1,091.1

Non-interest expenses 518.9 520.4 594.4 700.1 769.3

Income from continuing operations before income taxes 47.4 282.7 204.8 445.6 321.8

Income from discontinued operations before income taxes- 99.4 -

Income before income taxes 47.4 282.7 204.8 545.0 321.8

Net income from continuing operations 119.9 172.3 94.7 256.6 175.8

Net income from discontinued operations- 47.7 -

Net income 119.9 172.3 94.7 304.3 175.8

Note: In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” net revenue and non-interest expenses from operations that were treated as discontinued during the fiscal year ended March 31, 2006, are separately reported as income from discontinued

operations.

Main Revenue Items (Annually)

(billions of yen)

FY2003.3	FY2004.3 FY2005.3 FY2006.3 FY2007.3

Commissions

Stock brokerage commissions (Domestic Retail) 48.2 92.1 103.0 153.6 98.3

Stock brokerage commissions (Other) 29.3 45.4 40.2 79.5 73.2

Other brokerage commissions 7.6 12.2 13.0 14.3 6.8

Commissions for distribution of investment trusts 30.5 37.3 41.7 85.1 120.5

Other 26.0 23.2 24.1 23.8 38.6

Total 141.6 210.2 222.0 356.3 337.5

Fees from Investment Banking

Equity underwriting and distribution 24.6 44.7 49.1 57.3 56.6

Bond underwriting and distribution 37.0 26.4 20.5 21.2 15.3

M&A/Financial advisory fees 16.8 15.8 22.6 30.3 26.7

3.4 0.1 0.1 0.1 0.7

Other

Total 81.8 87.0 92.3 108.8 99.3

Asset Management and Portfolio Service Fees

Asset management fees 60.2 44.2 51.1 68.5 106.3

Administration fees 10.0 12.1 16.1 20.6 24.0

9.1 9.9 11.3 13.6 15.7

Custodial fees

Total 79.3 66.2 78.5 102.7 146.0

Bonds and other 133.6 152.3 120.9 150.9 154.9

Equity 35.9 75.2 76.8 148.1 137.6

Net Gain on Trading*

Merchant banking 2.8 1.5 4.0 5.2 -2.5

Net interest revenue 127.3 100.4 74.3 46.6 23.3

Total 299.6 329.4 276.0 350.8 313.4

*Includes net interest revenue

NOMURA

Adjustment of Consolidated Results and Segment Results: Income before Income Taxes (Annually)

(billions of yen)

		FY2003.3	FY2004.3	FY2005.3	FY2006.3	FY2007.3
Domestic Retail		35.7	79.5	81.2	197.2	160.9
Global Markets		93.6	120.8	60.2	157.7	58.8
Global Investment Banking		12.8	17.2	29.2	51.5	44.4
Global Merchant Banking		-15.3	0.5	-3.0	55.4	52.8
Asset Management		4.0	0.5	10.0	20.6	36.5
5 Business Segment Total		130.8	218.5	177.5	482.5	353.3
Other		-41.6	7.0	10.1	-30.5	23.9
Segment Total		89.2	225.5	187.6	452.0	377.3
Unrealized gain (loss) on investments in equity securities held for operating purposes		-43.0	54.7	8.4	59.3	-38.2
Effect of consolidation/deconsolidation of certain private equity investee companies		1.2	2.4	8.9	-65.7	-17.3
US GAAP	Income from continuing operations before income taxes	47.4	282.7	204.8	445.6	321.8
	Income from discontinued operations before income taxes	-	-	-	99.4	-
	Total	47.4	282.7	204.8	545.0	321.8

Notes: 1. In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," net revenue and non-interest expenses from operations that were treated as discontinued during the fiscal year ended March 31, 2006, are separately reported as income from discontinued operations.
2. In April 2005, Global Wholesale was reorganized into Global Markets, Global Investment Banking and Global Merchant Banking.
3. In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets.
4. Global Markets figures up to FY2004.3 are the total of Fixed Income and Equity and differ slightly in composition from those of FY2005.3 onward.
5. In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

40

Nomura Holdings, Inc.

www.nomura.com